

July 25, 2013

<u>Via Email</u>
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People's Republic of China

> **Re: China Commercial Credit, Inc.**
> **Amendment Number 2 to Registration Statement on Form S-1**
> **Filed July 16, 2013**
> **File No. 333-189186**

Dear Mr. Qin:

We have completed our review of the above referenced filing, filed in response to our comment letter dated July 9, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1/A, filed July 16, 2013</u>

1. Revise the second paragraph to disclose, with regard to the possible loan to the Wujiang shareholders using the Proceeds from the offering as collateral, how and by whom will any interest by paid.

2. In prior comment five we asked you to explain the arrangements whereby China Commercial might conduct lending separate from Wujiang. By phone you explained that this was only meant to be a short term arrangement while approval for final down streaming of funds to Wujiang. Please clarify this situation in the filing at the bottom of page 2 and at the use of proceeds section on page 10.

Note 18. Capital Transaction, page F-22

3. We note your response to comment 11 from our letter dated July 9, 2013 and remain unclear as to how you intend to account for the automatic conversion of your Series A and Series B preferred stock into to common stock currently held by your founder (Regeneration). It would appear to us that the transaction would flow through the company with the conversion being effected by the company acquiring the treasury stock from Regeneration and thereafter reissuing those to the holders of the preferred stock upon conversion. Please provide us with the authoritative guidance you relied upon to support your accounting. Additionally, please provide us with journal entries relating to the conversion of the preferred stock clearly explaining how you intend to account for this transaction upon the consummation of the offering.

Unaudited Consolidated Financial Statements

Note 2. Restatement of Prior Period Financial Statements, page F-32

4. We note your response to comment 13 from our letter dated July 9, 2013. Please address the following:

- You state in your response that you have revised your disclosures to clarify that these errors were identified subsequent to the original issuance of the March 31, 2012 financial statements and prior to the June 30, 2012 financial statements. However, we note no such disclosure revisions. Please amend your filing to provide these disclosure revisions as your current disclosure continues to disclose that these errors were identified subsequent to the original issuance of your 2012 financial statements.
- We also note in your response an individual discussion of each of the errors including how and when they were identified, resolved, and how you determined the corresponding period(s) that these errors relate to. Please amend your filing to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

Via Email to: Benjamin S. Reichel
          breichel@egsllp.com